Exhibit 23.4

The Board of Directors Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Brookline Bancorp, Inc. of our reports dated February 28, 2017, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Brookline Bancorp, Inc., as amended, and to the reference to our firm under the heading “experts” in proxy statement/prospectus included in the registration statement.

/s/ KPMG LLP

Boston, Massachusetts

October 31, 2017